EXHIBIT 12

APPALACHIAN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,					Twelve Months Ended
	2000	2001	2002	2003	2004	6/30/05
FIXED CHARGES
Interest on First Mortgage Bonds	$56,003	$48,441	$43,743	$30,746	$21,885	$17,037
Interest on Other Long-term Debt	59,559	61,045	67,212	81,452	74,426	80,289
Interest on Short-term Debt	8,847	10,722	4,890	590	1,820	1,681
Miscellaneous Interest Charges	26,284	4,285	6,453	7,732	8,916	8,705
Estimated Interest Element in Lease Rentals	6,300	5,800	4,500	3,200	3,500	3,500

Total Fixed Charges	$156,993	$130,293	$126,798	$123,720	$110,547	$111,212

EARNINGS
Income Before Extraordinary Item and Cumulative Effect of Accounting Changes	$64,906	$161,818	$205,492	$202,783	$153,115	$136,838
Plus Federal Income Taxes	117,872	81,934	100,974	103,492	74,912	56,921
Plus State Income Taxes	15,307	14,789	9,952	1,728	10,198	3,259
Plus Fixed Charges (as above)	156,993	130,293	126,798	123,720	110,547	111,212

Total Earnings	$355,078	$388,834	$443,216	$431,723	$348,772	$308,230

Ratio of Earnings to Fixed Charges	2.26	2.98	3.49	3.48	3.15	2.77